Exhibit 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
PHOENIX HIGH-GRADE URANIUM DEPOSIT
CONTINUES TO ENCOUNTER SIGNIFICANT RESULTS
Toronto, ON — March 16, 2010... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report that the initial drill results of the 2010 winter drill program at Wheeler River have significantly expanded the high-grade uranium mineralization at the Phoenix deposit.
Winter 2010 Initial Results
Two holes (WR-299 and 300) returned intersections of 8.88% eU3O8 and 30.19% eU3O8 over 3.7 and 2.5 metres respectively, expanding the deposit to the northeast. A third hole (WR-302) returning 18.49% eU3O8 over 3.2 metres was drilled on section from previous hole WR-272 which intersected 4.13% U3O8 over 4.5 metres, thereby expanding the Phoenix Zone A to the southwest. A fourth hole, WR-301 extended the width of the deposit. Please see attached map and table below (all grades listed in table below are reported as equivalent probe grades).
Three drill holes (WR-296, 297 and 298A) of this 2010 winter program were drilled in Area D, as shown in the attached map. This area is exhibiting significant sandstone alteration as well as the strongest basement alteration seen on the project to date. Although no significant uranium mineralization has been identified this area continues to be one of our highest priority target areas.
2010 Winter Program Results

	From	To	Interval	Grade	Grade Thickness	Cut-off Grade
Hole	(m)	(m)	(m)	(% eU3O8)	(m - % eU3O8)	(% eU3O8)
WR-296	390.0	390.1	0.1	0.01	0.001	0.05
WR-297	401.7	402.2	0.5	0.12	0.06	0.05
WR-298A	391.1	391.2	0.1	0.01	0.001	0.05
WR-299	397.7	401.4	3.7	8.88	32.86	1.00
WR-300	406.9	409.4	2.5	30.19	75.48	1.00
WR-301	404.4	407.1	2.7	2.41	6.51	1.00
WR-301	408.0	411.3	3.3	4.03	13.30	1.00
WR-302	407.2	410.4	3.2	18.49	59.17	1.00
Ron Hochstein, President and C.E.O., commented, “We have high expectations for the Wheeler River project and these results go a long way to affirm those expectations. The Phoenix deposit alone is developing into one of the most important new uranium discoveries in the Athabasca Basin in the past twenty years and we look forward to continued growth.”

Wheeler 2010 Exploration Program
In 2010 a CDN $6.0 million exploration program comprised of 22,500 metres of diamond drilling in approximately 45 holes will be carried out. This program will focus on the delineation of uranium along the favourable mineralized horizon within the Phoenix deposit’s stratigraphy. Currently the program has one drill rig and a second rig will be added for the summer program. The 2010 drill program will continue through until September.
Phoenix is a growing new uranium deposit in the Athabasca Basin and is located between the McArthur River and Key Lake uranium mines. Denison is the operator of and holds a 60% interest in the Wheeler River Property. Cameco Corp. holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.
The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 26, 2009 filed under the Company’s profile on the SEDAR website. All drill holes reported to date were drilled at either -80 or -90 degrees, and while the exact attitude of the mineralization remains uncertain, it is believed, at this time, that the mineralized intervals represent near true widths.
About Denison
Denison Mines Corp. is a mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two of the four conventional uranium mills currently operating in North America. Denison also has a portfolio of exploration and development projects in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.
Forward looking statements are based on the assumptions noted in this press release and on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development, production and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES
DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DISCOVERY
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval.
• Holes WR-269, WR-283, WR-287, WR-288, WR-294, WR-295, WR-299, WR-300, WR-301 and WR-302 are reported using downhole probe equivalent grade
• Results of the Winter 2010 program highlighted in yellow
• Grade*Thickness contours based on drill results to the end of the Fall 2009 program
Uranium Intersection
WR-300 30.19%eU3O8/2.5m
WR-274 4.83%U3O8/8.3m
WR-285 0.24%U3O8/2.0m
WR-279 0.28%U3O8/0.5m
WR-276 1.29%U3O8/3.0m
WR-290 8.02%U3O8/5.0m
WR-281 2.08%U3O8/2.0m
WR-287 32.8%eU3O8/7.6m
WR-301 4.03%eU3O8/3.3m
WR-299 8.88%eU3O8/3.7m
WR-286 16.80%U3O8/9.0m
WR-292 5.07%U3O8/7.5m
WR-302 18.49%eU3O8/3.2m
WR-272 4.13%U3O8/4.5m
WR-288 0.16%eU3O8/3.0m
WR-273 62.6%U3O8/6.0m
WR-283 0.20%eU3O8/6.4m
WR-269 9.8%eU3O8/1.5m
WR-267 19.98%U3O8/3.5m
WR-249 1.06%U3O8/2.4m
WR-268 9.26%U3O8/4.5m
Area D
Phoenix Zone A
Area C
WR-277
WR-278
WR-279
WR-297
WR-276
WR-275
WR-274
WR-273
WR-272
WR-269
WR-267
WR-268
WR-249
WR-280
WR-190A
L250
L300
L4300
L600
pelite
graphitic pelite
graphitic garnetiferous pelite
garnetiferous pelite
pelitic quartzite
quartzite
thrust fault
grade*thickness (%U3O8(%eU3O8)*m)
0
100m
WR-258 11.82%U3O8/5.5m
WR-294 12.1%eU3O8/1.9m
WR-293 0.51%U3O8/1.5m
WR-259 17.75%U3O8/4.5m
WR-266 3.78%U3O8/1.0m
WR-251 0.78%U3O8/2.3m
WR-291A 12.74%U3O8/3.0m
WR-260 0.25%U3O8/1.5m
WR-295 3.6%eU3O8/1.0m
WR-253 1.40%U3O8/4.0m
WR-270 0.96%U3O8/1.0m
Phoenix Zone A
Phoenix Zone B
Area C